The Law Office of Stephen E. Rounds 1544 York Street, Suite 110 Denver, Colorado USA 80206 Tel. 303.377.6997 Fax 303.377.0231 sercounsel@msn.com February 12, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549-4628 Attn: Yong Kim and Jennifer Thompson
Re:	Asia Global Holdings Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009 Form 10-Q for the Quarter Ended September 30, 2009 Filed November 19, 2009 File No. 0-50788

Dear Ms Kim and Ms. Thompson:

I represent Asia Global Holdings Corp. (the “Company”) in United States securities matters.  The Company’s responses to staff comments (dated January 19, 2010) follow the text of each comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

1.
Comment.  We note your responses to comments three, four and five in our letter dated September 23, 2009, and we have reviewed your Form 10-K/A filed on December 4, 2009.  As indicated in our prior comments, please file an amendment to the Form 10-K that includes the entire periodic report with the new, corrected certifications.  Since the certifications related to the entire Form 10-K, the amendment should include the entire filing.  Please ensure that the certifications are updated as of a recent date.  Refer to Question 17 of our Sarbanes-Oxley Act of 2002 - Frequently asked questions, available on our website at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Response:  The full Form 10-K/A with updated correct certifications will be filed.

2.	Comment. We read that you accounted for the merger with UPL as a reverse acquisition and recapitalization. However, it is unclear to us how you determined that this was a reverse acquisition. Specifically, it is unclear from your current disclosures how you concluded that there was a change in control of the registrant resulting from this merger. To assist us in understanding your conclusion, please provide us with a detailed analysis of whether AAGH or UPL is indicated to be the accounting acquirer based on each of the five factors specified in ASC 805-10-55-12 (formerly paragraph A12 of SFAS 141R). We would generally assume that whichever entity is indicated to be the accounting acquirer for the majority of these factors would be deemed the accounting acquirer in the merger.

Response:  Based on our analysis of ASC 805-10-55-12, we have concluded that there was a change in control of AAGH resulting from this merger.

a.         The relative voting rights in the combined entity after the business combination.  The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.         The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.  The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

We have obtained the latest shareholders’ list (after the business combination) and summarize the major shareholders as follows:

Major shareholders:	Common stock	Preferred stock(1)	Total voting rights	By %

Mr. Kwong-Lim Liang (a former shareholder of UPL)	100,000,000	-	100,000,000	34.2%

Sina Dragon Holdings Limited	33,500,000	250,000	83,500,000	28.6%

Shareholders having less than 5%, individually	108,638,400	-	-	37.2%

Total:	242,138,400	250,000	292,138,400	100%

(1) The 250,000 shares of Series A preferred stock have a total voting right (as if converted into 50,000,000 shares of common stock), even if there is no actual conversion under the Series A terms.  Accordingly, even with this unusual voting arrangement, which enlarges Sina Dragon’s voting rights, the former shareholder of UPL (Mr. Kwong-Lim Liang) is the dominant minority owner.

c.         The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Mr. Liang has the major shareholding.  His voting rights enable him to elect or appoint or to remove a majority of the members of the governing body of the combined entity Asia Global Holdings Corp.

d.         The composition of the senior management of the combined entity.  The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Mr. Liang was appointed as director (now one of two directors) and holds 34.2% of the voting rights as a major shareholder in the combined entity.

e.         The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Fair value of the shares issued for the merger is $0.0056 (average market value) X 100,000,000 = $560,000. As of September 29, 2009, the combining entity pays a premium over the precombination fair value of the equity interests of UPL, representing a $15,488 net asset value in the share exchange transaction.

Based upon the above analysis, we believe that UPL satisfied all the elements of ASC 805-10-55-12.  Accordingly, we believe that UPL must be deemed to be the accounting acquirer, and that there was a change in control resulting from the September 29, 2009 transaction.

3.
Comment.  If you continue to believe that UPL was the accounting acquirer in the September 29, 2009 merger, it would be unclear to us why you filed a Form 10-Q for the nine months ended September 30, 2009. In this regard, your post-merger financial statements should be those of UPL for all periods presented, with UPL’s acquisition of AAGH reflected in the financial statements from September 29, 2009 forward and equity restated for all periods for the recapitalization. Please note that we believe the most appropriate way to reflect the recapitalization is to retroactively restate UPL’s equity prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals to 100 million shares received by UPL in the merger. We believe that the 142.1 million shares of stock held by AAGH immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to “Shares effectively issued to former AAGH shareholders as part of the September 29, 2009 recapitalization,” presented as though this were an issuance of stock on September 29, 2009. Since it appears from the Form 8-K filed on November 19, 2009 that UPL has a fiscal year end of September 30, we would expect you to file a Form 10-K covering the period from UPL’s inception on January 2, 2009 through its fiscal year end on September 30, 2009. Please advise.

Response:  Since the merger was completed on September 29, 2009, the Form 10-Q for the nine months ended September 30, 2009 should reflect the merger transaction. As noted above, the transaction properly should be accounted for as a reverse acquisition and recapitalization of the Company, whereby UPL is deemed the accounting acquirer (legal acquiree) and the Company is deemed the accounting acquiree (legal acquirer), with the Company deemed to be a continuation of the business of UPL.

The condensed consolidated financial statements filed with the Form 10-Q for the period ended September 30, 2009 are in substance those of UPL, with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of stock exchange transaction. The Company is deemed to be a continuation of the business of UPL.  Accordingly, those condensed consolidated financial statements include the following:

(1)          the balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the accounting acquiree at historical cost; and
(2)          the financial position, results of operations, and cash flows of the accounting acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of the transaction.

We propose to file a Form 10-Q/A for the nine months ended September 30, 2009 (i.e., the third quarter under the old fiscal year), with the same condensed consolidated financial statements, except for the statement of stockholders’ equity, which would be revised as follows to reflect the merger transaction which closed on September 29.

	Series A Convertible Preferred Stock		Common stock		Accumulated	Total stockholders’
	No. of shares	Amount	No. of shares	Amount	deficit	deficit

Balance as of January 2, 2009	-	$-	100,000,000	$100,000	$(99,900)	$100

Shares effectively issued to former AAGH shareholders as part of the September 29, 2009 recapitalization	250,000	250	142,138,400	142,138	(183,670)	(41,282)

Net income for the period					5,388	5,388

Balance as of September 30, 2009	250,000	$250	242,138,400	$242,138	$(278,182)	$(35,794)

4.           Comment.  If you determine that AAGH was the accounting acquirer in the September 29, 2009 merger, it appears you should revise your September 30, 2009 financial statements to reflect the acquisition of UPL using purchase accounting.  Please note that in this instance we would deem UPL to be the predecessor to the post-merger entity.  Therefore, the financial statements presented should be those of the predecessor UPL for the period from its inception on January 2, 2009 through the merger date, and post-merger financial statements presented in a separate column would be those of the successor AAGH reflecting its acquisition of UPL using purchase accounting.  Furthermore, given your disclosure of a change in AAGH’s fiscal year in your Form 8-K filed December 21, 2009, in this instance it appears that you would need to file a transition report on Form 10-K in accordance with rule 13a-10 and rule 15d-10 containing audited financial statements for the predecessor and successor periods specified above.  Please advise.

Response.  We believe that our responses to comments 2 and 3 are satisfactory for the accounting portion of this comment.  Regarding the transition report, we will file aTransition Form 10-K for the transition period ended September 30, 2009, on or before March 22, 2010 (which, in line with Rule 13a-10(b)) is 90 days after the Company’s determination (on December 21) to change the fiscal year to September 30.

Request:  As discussed with Ms. Kim on Friday afternoon (February 12, 2010), it is the Company’s preference in the way of efficiency for both the registrant and staff, and further to avoid filing unnecessary (and confusing) amendments, to follow the sequence:

(i)
File a Form 12b-25 for the Form 10-Q for the first quarter (new fiscal year) ended December 31, 2009.  As discussed with Ms. Kim, taking into account the original filing date falling on a Saturday, and Monday February 15 being a holiday, the extended due date for this “first quarter” 10-Q would be Monday, February 22.

(ii)
Week of February 16 (allowing for the Monday holiday), wait for your review of this letter and approval to file the Form 10-Q/A for the nine months (old fiscal year) ended September 20, 2009, as proposed above, or make a different filing if you so determine, followed immediately by filing the first quarter 10-Q.

(iii)	In response to your first comment, file the complete 10-K/A with appropriate certifications (and with an explanatory note so as to not unduly confuse the reader).

Please advise if this sequence will be acceptable.  I appreciate the opportunity to have discussed these comments with Ms. Kim on a pre-filing basis.  If you should have any questions, please contact me.

Yours Truly,

/s/ Stephen E. Rounds